# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neo-Concept International Group Holdings Ltd, CIK 0001916331
CUSIP: G6421C138
Title of class of securities: Class A Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 10/F SEAVIEW CENTRE, 139-141 HOI BUN ROAD, KOWLOON TONG, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 118,550; sole dispositive power 0; shared dispositive power 118,550; aggregate amount beneficially owned 118,550 (5% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,912; sole dispositive power 0; shared dispositive power 16,912; aggregate amount beneficially owned 16,912 (0.7% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,638; sole dispositive power 0; shared dispositive power 101,638; aggregate amount beneficially owned 101,638 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Neo-Concept International Group Holdings Ltd
Address of issuer's principal executive offices: 10/F SEAVIEW CENTRE, 139-141 HOI BUN ROAD, KOWLOON TONG, HONG KONG, HONG KONG, 00000

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 118,550.00
Percent of class: 5.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 118,550.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 118,550.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/21/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/21/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (08/21/2026)